ATTORNEYS AT LAW 777 EAST WISCONSIN AVENUE MILWAUKEE, WI 53202-5306 414.271.2400 TEL 414.297.4900 FAX WWW.FOLEY.COM WRITER’S DIRECT LINE 414.297.5596 CLIENT/MATTER NUMBER 103159-0101

August 7, 2018

VIA EDGAR SYSTEM Ms. Deborah L. O’Neal Ms. Christina DiAngelo Fettig U.S. Securities and Exchange Commission Division of Investment Management Washington, DC 20549

Re:	Daxor Corporation, File Nos. 333-224509 and 811-22684

Dear Ms. O’Neal and Ms. Fetting:

On behalf of our client, Daxor Corporation (“Daxor”), set forth below are Daxor’s responses to comments of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission” or “SEC”), with respect to the above-referenced filing.  The numbered items set forth below repeat (in bold italics) the comments of the Staff, and following such comments are Daxor’s responses (in regular type).

If the responses below are acceptable, Daxor would like to request effectiveness of the above-referenced filing for Friday.  Daxor would then file a Rule 497 filing to reflect the final changes to the prospectus and the statement of additional information on Friday.

Page 6 – Senior Securities

1.            We have the following additional comment with regard to the Staff’s comment below and Daxor’s response below: If the margin loans are senior securities, please ensure the senior securities table is audited.

“Please provide the calculations for the senior securities table.  The amount presented as total amount outstanding does not agree to the 12/31/17 balance sheet.  The senior securities table must be audited.  To meet the audit requirement, the registrant must either file with the registration statement a separate opinion on the senior securities table or include all of the information required by Item 4.2 in an audited section of the financial statements.  Applicable Guidance: The 2001 Dear CFO letter states “To meet the audit requirement, the independent accountant must express an opinion on the senior securities table itself or on a financial statement or financial highlights that include the senior securities table.  If registrants, however, include the senior securities table information elsewhere in the annual report, the audit opinion must expressly cover the senior securities table.”  It appears that the 2011-2012 Audit Risk Alert attempted to further clarify this by stating: “If registrants, however, include the senior securities table information elsewhere in the annual report (for example, in an unaudited section, such as MDFP), the audit opinion must expressly cover the senior securities table.  Alternatively, if a registrant includes the senior securities table only in the registration statement, the registrant should file a separate opinion in the registration statement covering the senior securities table information.”  Please note that we have not objected to the presentation of the information required in the senior securities table in the footnotes to financial statements if the information is not marked unaudited.

AUSTIN BOSTON CHICAGO DALLAS DENVER	DETROIT HOUSTON JACKSONVILLE LOS ANGELES MADISON	MEXICO CITY MIAMI MILWAUKEE NEW YORK ORLANDO	SACRAMENTO SAN DIEGO SAN FRANCISCO SILICON VALLEY TALLAHASSEE	TAMPA WASHINGTON, D.C. BRUSSELS TOKYO

U.S. Securities and Exchange Commission
August 7, 2018

Response:  Daxor has provided the calculations on a supplemental basis.  Daxor confirms that the information in the senior securities table represents audited information included in Daxor’s financial highlights and Daxor’s Statement of Assets and Liabilities, both of which are expressly covered by the audit opinion.  While Daxor understands the requirement for an audit of the senior securities table, Daxor believes that it cannot obtain an audit without undue expense and effort, if at all, as Daxor has a new auditor and Daxor does not believe the old auditor has all of the work papers for the past ten years to support an audit of the table.  In this context, Daxor proposes providing a certification, or taking what other actions would be acceptable to the Staff.”

Response:                          Daxor notes that margin loans may be considered senior securities unless appropriate steps are taken to segregate assets or otherwise cover the margin loan obligations.  To the extent Daxor “covers” its commitment under margin loans, including by the segregation of liquid assets, such instrument is not considered a “senior security” by Daxor and therefore should not be subject to disclosure in the senior securities table.

Daxor certifies that it has “covered” its margin loans consistent with the asset coverage requirements of Investment Company Act Release No. 10666 (“SEC Release IC-10666”) and subsequent SEC guidance.  As a result, the margin loans, which are fully disclosed in the statements of assets and liabilities and notes to the financial statements of Daxor, are treated as liabilities that are not deemed to be senior securities in accordance with SEC Release IC-10666.  While the guidance in SEC Release IC-10666 was issued in the specific context of reverse repurchase agreements, firm commitment agreements, and standby commitment agreements, it has been applied to all types of leveraged transactions.  See, for example, Franklin Templeton Investments, SEC No-Action Letter (pub. avail. June 19, 2009) (permitting fund to not treat borrowings under the Term Asset-Backed Securities Loan Facility as a “senior security” if liquid assets were segregated in amounts to cover principal and interest).

As Daxor has no other instruments that are senior securities or could be considered senior securities, Daxor will not include a senior securities table in the filing.  Instead, Daxor will state that it has no senior securities.

U.S. Securities and Exchange Commission
August 7, 2018

2.            We have the following additional comment with regard to the Staff’s comment below and Daxor’s response below: Please provide a copy of your prior correspondence with the Staff, and provide additional support for your position.

“Please explain to the staff whether Daxor has issued any stock options since filing as a registered investment company.  If yes, also explain to the staff your legal analysis for such issuance, including how Daxor complied with Sections 18(d) and 23(a) of the 1940Act.

Response:                          With regard to the stock option plan, Daxor will take the direction that the Staff provides, as it has done in the past.  The stock option plan was in existence prior to Daxor registering as an investment company.  At the time Daxor was required to register as a closed-end investment company, having operated to that point as an operating company registered under the Securities Exchange Act of 1934, as amended, there was correspondence and discussion with the Staff on whether an exemptive order should be sought for the operation of the stock option plan.  At the time, Daxor noted: (1) that it believed that its successful operation depended, in part, on its ability to attract, motivate and retain its professional staff with competitive compensation packages similar to those offered by its competitors, and none of its competitors are registered investment companies subject to the restrictions of the Investment Company Act (indeed, the Company has always held itself out as medical device manufacture and continues to operate as a medical device manufacturer); (2) that the Staff had recognized the importance to internally-managed, closed-end registered investment companies of the ability to offer equity-based incentive compensation and had granted exemptive relief (see, for example, the relief provided to The Adams Express Company, Petroleum & Resources Corporation and Baker, Fentress & Company, among others); (3) that the Staff had been asked to render interpretive advice or take no-action positions with respect to the capital structure provisions of the Investment Company Act as they apply to a company that was operating in some other form before registration as a closed-end investment company, and, in some cases, had allowed deviations for such subsequently registered investment companies (see, for example, South America Fund N.V., SEC No-Action Letter (publicly available September 2, 1993); and (4) that the Staff had previously stated that it would not recommend enforcement action under the Investment Company Act if closed-end funds directly compensate their directors with fund shares, provided that the directors’ services are assigned a fixed dollar value prior to the time that the compensation is payable (see, Statement of Staff Position, Interpretive Matters Concerning Independent Directors of Investment Companies (Oct. 14, 1999)).  Based on these factors, Daxor suggested that it should be permitted to continue to utilize the stock option plan without the need to seek exemptive relief.  As Daxor believed that no objection was made, Daxor moved forward as it had suggested.

U.S. Securities and Exchange Commission
August 7, 2018

In any event, Daxor wants to be fully cooperative with the Staff, and intended to be cooperative in the past, and will take those actions that the Staff deems necessary or advisable regarding the stock option plan, including, without limitation, the seeking of an exemptive order or a no-action letter request.”

Response:                          Daxor has ceased issuing options under the stock option plan, and will not issue options unless it receives exemptive relief or a favorable no-action response from the Commission.  Daxor will revise the filing accordingly.  Daxor has attached a copy of the prior SEC correspondence.

* * * * *

If the Staff has any questions with respect to any of the foregoing, please contact the undersigned at (414) 297-5596.

Very truly yours,

/s/ Peter D. Fetzer

Peter D. Fetzer

Enclosures

cc:            Michael Feldschuh (w/o enclosures)
Daxor Corporation